UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

402635502

(CUSIP Number)
Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2021

(Date of Event Which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 9,356,681
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 9,356,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,356,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 43.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*	See Item 5.
1
As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2021, as of May 17, 2021, there were 19,845,780 shares of Common Stock and 55,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) issued and outstanding. Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 19,845,780 shares of the Issuer's common stock outstanding plus (b) 1,601,929 shares of common stock issuable upon the conversion of the 22,427 shares of Preferred Stock outstanding beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 9,356,681
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 9,356,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,356,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 43.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Robert O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 9,356,681
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 9,356,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 9,356,681
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 43.6%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Shares”), of Gulfport Energy Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134.

Item 2.	IDENTITY AND BACKGROUND

(a)
This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership of Shares by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. Silver Point, Mr. Mulé and Mr. O'Shea are collectively referred to herein as the "Reporting Persons."

The funds listed above (collectively, the “Funds”) are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 27, 2021, a copy of which is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.
(c)
The principal business of Silver Point is serving as the investment manager of the Funds. The principal business of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is serving as sole members and sole managing members of Management and engaging in certain other investment related activities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Mulé and O'Shea is a United States citizen.
Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4. All of the Shares and the Preferred Stock held were acquired in connection with a debt for equity exchange or participation in the Issuer’s rights offering, and related backstop obligations and fees, as described in Item 4. In addition, certain unsecured creditor’s claims described below, which are payable in Shares, were purchased by the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION

On November 13, 2020, the Issuer and certain of its wholly-owned subsidiaries (together with the Issuer, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”).

As described in the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on May 17, 2021, on April 28, 2021, the Bankruptcy Court entered an order (the “Confirmation Order”) approving and confirming the Amended Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and Its Debtor Subsidiaries (as amended, modified or supplemented from time to time, the “Plan”). The Plan is an exhibit to the Confirmation Order.

May 17, 2021 was the effective date (“Effective Date”) of the Plan. On the Effective Date, the Reporting Persons received an aggregate of 7,754,752 Shares and 22,427 shares of Preferred Stock in connection with: (i) the exchange of the Issuer’s 6.625% Unsecured Notes due 2023 (the “2023 Notes”); (ii) the exchange of the Issuer’s 6.000% Unsecured Notes due 2024 (the “2024 Notes”); (iii) the exchange of the Issuer’s 6.375% Unsecured Notes due 2025 (the “2025 Notes”); (iv) the exchange of the Issuer’s 6.375% Unsecured Notes due 2026 (the “2026 Notes”) (together, the “Notes”); and (v) its participation in the Issuer’s rights offering, and related backstop obligations and fees. The Reporting Persons also acquired certain unsecured creditors’ claims in the Issuer (Docket Nos. 1291, 1294 and 1295 of In re Gulfport Energy Corporation, Chapter 11 Case No. 20-35562, filed in the Bankruptcy Court) that may entitle the Reporting Persons to up to 536,203 Shares (the “Trade Claims Shares”) pursuant to the Plan. In addition, as former holders of the Notes, the Reporting Persons hold claims that may entitle the Reporting Persons to up to 368,714 additional Shares that have been held in reserve and are contingent upon the resolution of certain legal proceedings (the “Reserved Shares”) pursuant to the Plan.

On the Effective Date, David Reganato, an employee of Silver Point, was appointed to the Issuer’s Board of Directors (the “Board”).

The Reporting Persons intend to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Reporting Persons’ position in the Issuer and/or (ii) to enter into transactions that increase or hedge economic exposure to the investment in the Issuer.

The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 9,356,681 Shares, consisting of (a) 7,754,752 Shares plus (b) 1,601,929 Shares issuable upon the exercise of 22,427 shares of Preferred Stock. These amounts do not include up to 536,203 Trade Claims Shares and up to 368,714 Reserved Shares, which amounts may be received at a later date as a distribution in connection with the Plan.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on May 17, 2021, as of the Effective Date, there were 19,845,780 shares of Common Stock and 55,000 shares of Preferred Stock issued and outstanding (which shares of Preferred Stock vote together on an as-converted basis with the Common Stock as a single class). Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 19,845,780 shares of the Issuer's common stock outstanding plus (b) 1,601,929 shares of common stock issuable upon the conversion of the 22,427 shares of Preferred Stock beneficially owned by the Reporting Persons. Assuming conversion of all outstanding shares of the Issuer’s Preferred Stock, the Reporting Persons beneficially own approximately 39.4% of the outstanding voting securities of the Issuer (including in the denominator all 3,928,572 shares of common stock issuable upon the conversion of the Preferred Stock outstanding).

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	The information reported in Item 4 is incorporated herein by reference. Other than as disclosed in that item, no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As of the Effective Date, the Issuer entered into a registration rights agreement with the consenting Note holders, including the Reporting Persons, which is attached as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on May 17, 2021, and is incorporated herein by reference.

On the Effective Date, the Issuer entered into a cooperation agreement (the “Cooperation Agreement”) with Silver Point. Pursuant to the Cooperation Agreement, from the Effective Date until the date on which Silver Point and its affiliates cease to hold 20% or more of the voting power of the voting securities of the Issuer, whether or not subject to the passage of time or other contingencies (the “Expiration Date”), the Issuer agreed to (i) use all reasonable efforts to cause the election of a director designated by Silver Point (the “Silver Point Designee”) at each annual or special meeting of the stockholders of the Issuer at which directors are to be elected, (ii) take such action as is necessary such that the Silver Point Designee is, subject to the Issuer policies, New York Stock Exchange listing standards and applicable law, appointed to the Compensation Committee of the Board and to any executive committee of the Board exercising substantially all the typical authority or role of the Board that is formed on or after the Effective Date and (iii) invite one representative of Silver Point, who will be designated by Silver Point, to attend all meetings of the Board (and any committee thereof) in a nonvoting observer capacity and, in this respect, shall, subject to customary restrictions, give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors. The Cooperation Agreement is attached as Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on May 17, 2021, and is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of May 27, 2021, by and among the Reporting Persons.

Exhibit 2	Registration Rights Agreement dated as of May 17, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 3	Cooperation Agreement, dated as of May 17, 2021, by and among Gulfport Energy Corporation and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 4	Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit 5	Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

SIGNATURES

    After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Exhibit 1

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 27, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact